UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

TAT TECHNOLOGIES LTD.
(Name of Registrant)

9335 Harris Corners Pkwy, Charlotte, NC 28269
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Report on Form 6-K is being furnished to supplement and amend certain disclosure in the proxy statement previously sent to the Company’s shareholders in connection with TAT Technologies Ltd.’s (to which we refer as “we”, “us”, “TAT” or the “Company”) 2026 Annual General Meeting of Shareholders (the “Meeting”), which was attached as Exhibit 1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or Commission, on July 27, 2026 (the “Proxy Statement”). This Form 6-K should be read in conjunction with the Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

The Meeting will be held, as originally scheduled, at 5:00 p.m. (Israel time) on September 8, 2026, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. The declared record date of the Meeting, August 3, 2026, remains unchanged.

This Form 6-K is being furnished to provide shareholders with supplemental information and proposed amendments to the Company’s Compensation Policy for Directors and Officers (the “Compensation Policy”), as set forth in Appendix A to the Proxy Statement, to be considered and voted upon at the Meeting under Item 3 of the Proxy Statement.

With respect to the proposed Compensation Policy, the Company wishes to provide the following clarifications and amendments to the Compensation Policy as set forth in Appendix A to the Proxy Statement:

(1) Section 8.2 (Annual Cash Bonuses - The Objective): The Compensation Committee and the Board shall determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof), provided that any such minimum threshold shall not be less than 75%.

(2) Section 9.1 (Annual Cash Bonuses – The Formula – Executive Officers other than the CEO): The Company may grant up to 30% of annual cash bonuses to Executive Officers (other than the CEO) on a discretionary basis.
(3) Section 9.3 (Annual Cash Bonuses – The Formula – Executive Officers other than the CEO): The maximum annual cash bonus, including any bonus for overachievement, that the Chief Financial Officer may receive for any given calendar year shall not exceed 120% (reduced from 150%) of the CFO’s annual base salary.

(4) Section 9.9 (Annual Cash Bonuses – The Formula – CEO): The maximum annual cash bonus, including for overachievement performance, that the CEO may receive for any given calendar year shall not exceed 150% (reduced from 200%) of his or her annual base salary.

(5) Section 13.2 (General Guidelines for the Grant of Awards): The total fair market value of annual equity-based compensation for the CEO, as of the time of the Board’s approval of the grant (excluding any bonus paid in equity in lieu of cash), shall not exceed the higher of 400% of the CEO’s annual base salary or 0.2% of the market capitalization of the Company, provided that in no event shall such amount exceed $5 million.

All other terms and conditions of the Compensation Policy, as set forth in Appendix A to the Proxy Statement, remain unchanged.

In addition, with respect to Item 5 of the Proxy Statement (Approval of an Amendment to the Compensation Terms of Mr. Amos Malka as the Chairperson of the Board), the Company wishes to clarify that Mr. Amos Malka does not serve as an executive officer of the Company within the meaning of the rules and regulations of the Securities and Exchange Commission. The designation of “executive chairperson” is used to indicate that Mr. Malka is not considered an independent director under the rules of the Nasdaq Stock Market.

EXHIBIT INDEX

Exhibit A – Compensation Policy for Executive Officers and Directors (marked to show proposed amendments)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair, Chief Financial Officer

Date: August 24, 2026